UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kazia Therapeutics Limited
(Name of Issuer)

American Depository Shares
(Title of Class of Securities)
48669G105
(CUSIP Number)
ALUMNI CAPITAL LP 80 S.W. 8TH Street Suite 2000 Miami, FL 33131 Telephone: (202) 599-5679
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 25, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule	13d-1(b)

☒	Rule 13d-1(c)

☐	Rule	13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48669G105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alumni Capital LP, 87-3893017
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,587,925
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,587,925
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,587,925 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.96% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	(a) On April 19, 2024, Kazia Therapeutics Limited (the “Company”) entered into a purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to $15,000,000 (the “Investment Amount”), of American Depositary Shares (“ADSs”), representing fully paid ordinary shares, no par value (“Ordinary Shares”), with each ADS representing ten Ordinary Shares (the “Purchase Notice Securities”), from time to time during the term of the Purchase Agreement. In consideration for Alumni Capital’s execution and delivery of the Purchase Agreement, the Company issued a warrant to Alumni Capital (the “Warrant”), valid for a term of three (3) years, entitling Alumni Capital to purchase ADSs (the “Warrant ADSs”) with a value (calculated based on the then-current ADS to Ordinary Share ratio) equal to five percent (5%) of the Investment Amount. The Warrant exercise price is variable and is equal to $6,000,000 divided by the number of outstanding Ordinary Shares as of the time of exercise, multiplied by the then-current ADS to Ordinary Share ratio. The Warrant limits Alumni Capital LP’s ownership of ADSs to the extent (but only to the extent) that such ownership would result in it, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 9.99% of the Company’s outstanding ADS’s. Pursuant to the terms of the Warrant with Alumni Capital LP, the 9.99% exercise blocker (the “9.99% Exercise Blocker”) is applicable to the Reporting Persons and their affiliates.

(b) Includes 1,587,925 ADSs underlying the Warrant. Such ADSs represent beneficial ownership of 3.96% of the shares outstanding, based on 38,527,956 ADSs issued and outstanding as of August 9, 2024 plus 1,587,925 ADSs issuable upon exercise of the Warrant.

(2)	Based on 38,527,956 ADSs issued and outstanding as of August 9, 2024 plus 1,587,925 ADSs issuable upon exercise of the Warrant.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alumni Capital GP LLC 87-3998289
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,587,925 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,587,925 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,587,925 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.96% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	(a) On April 19, 2024, Kazia Therapeutics Limited (the “Company”) entered into a purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to $15,000,000 (the “Investment Amount”), of American Depositary Shares (“ADSs”), representing fully paid ordinary shares, no par value (“Ordinary Shares”), with each ADS representing ten Ordinary Shares (the “Purchase Notice Securities”), from time to time during the term of the Purchase Agreement. In consideration for Alumni Capital’s execution and delivery of the Purchase Agreement, the Company issued a warrant to Alumni Capital (the “Warrant”), valid for a term of three (3) years, entitling Alumni Capital to purchase ADSs (the “Warrant ADSs”) with a value (calculated based on the then-current ADS to Ordinary Share ratio) equal to five percent (5%) of the Investment Amount. The Warrant exercise price is variable and is equal to $6,000,000 divided by the number of outstanding Ordinary Shares as of the time of exercise, multiplied by the then-current ADS to Ordinary Share ratio. The Warrant limits Alumni Capital LP’s ownership of ADSs to the extent (but only to the extent) that such ownership would result in it, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 9.99% of the Company’s outstanding ADS’s. Pursuant to the terms of the Warrant with Alumni Capital LP, the 9.99% exercise blocker (the “9.99% Exercise Blocker”) is applicable to the Reporting Persons and their affiliates.

(b) Includes 1,587,925 ADSs underlying the Warrant. Alumni Capital GP LLC is the general partner of Alumni Capital LP and in that capacity has voting and dispositive power over securities owned by Alumni Capital LP.  Alumni Capital GP LLC does not itself own any securities of the issuer. Alumni Capital GP, LLC is thus the beneficial owner of 1,587,925 ADSs.  Such ADSs represent beneficial ownership of 3.96% of the shares outstanding, based on 38,527,956 ADSs issued and outstanding as of August 9, 2024 plus 1,587,925 ADSs issuable upon exercise of the Warrant.

(2)	Based on 38,527,956 ADSs issued and outstanding as of August 9, 2024 plus 1,587,925 ADSs issuable upon exercise of the Warrant.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ashkan Mapar [xx-xxxxxxx]
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,587,925 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,587,925 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,587,925 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.96% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	(a) On April 19, 2024, Kazia Therapeutics Limited (the “Company”) entered into a purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to $15,000,000 (the “Investment Amount”), of American Depositary Shares (“ADSs”), representing fully paid ordinary shares, no par value (“Ordinary Shares”), with each ADS representing ten Ordinary Shares (the “Purchase Notice Securities”), from time to time during the term of the Purchase Agreement. In consideration for Alumni Capital’s execution and delivery of the Purchase Agreement, the Company issued a warrant to Alumni Capital (the “Warrant”), valid for a term of three (3) years, entitling Alumni Capital to purchase ADSs (the “Warrant ADSs”) with a value (calculated based on the then-current ADS to Ordinary Share ratio) equal to five percent (5%) of the Investment Amount. The Warrant exercise price is variable and is equal to $6,000,000 divided by the number of outstanding Ordinary Shares as of the time of exercise, multiplied by the then-current ADS to Ordinary Share ratio. The Warrant limits Alumni Capital LP’s ownership of ADSs to the extent (but only to the extent) that such ownership would result in it, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 9.99% of the Company’s outstanding ADS’s. Pursuant to the terms of the Warrant with Alumni Capital LP, the 9.99% exercise blocker (the “9.99% Exercise Blocker”) is applicable to the Reporting Persons and their affiliates.

(b) Includes 1,587,925 ADSs underlying the Warrant. Ashkan Mapar is the manager of Alumni Capital GP LLC, which is the general partner of Alumni Capital LP and in that capacity has voting and dispositive power over securities owned by Alumni Capital LP. Ashkan Mapar does not himself own any securities of the issuer. Ashkan Mapar is thus the beneficial owner of 1,587,925 ADSs.  Such ADSs represent beneficial ownership of 3.96% of the shares outstanding, based on 38,527,956 ADSs issued and outstanding as of August 9, 2024 plus 1,587,925 ADSs issuable upon exercise of the Warrant.

(2)	Based on 38,527,956 ADSs issued and outstanding as of August 9, 2024 plus 1,587,925 ADSs issuable upon exercise of the Warrant.

Item 1(a)	Name of Issuer:

Kazia Therapeutics Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Three International Towers Level 24.
300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

Item 2(a)	Name of Person Filing:

Alumni Capital LP
Alumni Capital GP LLC
Ashkan Mapar, Manager of Alumni Capital GP LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of each of Alumni Capital LP, Alumni Capital GP LLC, and Ashkan Mapar is:

80 S.W. 8TH Street
Suite 2000
Miami, FL 33131

Item 2(c)	Citizenship:

Alumni Capital LP, Delaware limited partnership
Alumni Capital GP LLC, Delaware limited liability company
Ashkan Mapar, USA

Item 2(d)	Title of Class of Securities:

American Depository Shares, no par value

Item 2(e)	CUSIP No.:

48669G105

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a)	Amount beneficially owned: 1,587,925 (1)

(b)	Percent of class: 3.96% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 1,587,925 American Depository Shares (1)

(ii)	Shared power to vote or direct the vote; 0 shares

(iii)	Sole power to dispose of or direct the disposition of: 1,587,925 American Depository Shares (1)

(iv)	Shared power to dispose or direct the disposition of: 0

(1)

All of the shares are owned beneficially by Alumni Capital LP. Ashkan Mapar may be deemed to possess voting and dispositive power in his capacity as manager of Alumni Capital GP, LLC; however, Ashkan Mapar disclaims beneficial ownership of these shares.

(a) Such ADSs represent beneficial ownership of 3.96% of the shares outstanding, based on 38,527,956 ADSs issued and outstanding as of August 9, 2024 plus 1,587,925 ADSs issuable upon exercise of the Warrant.

(b) Alumni Capital GP LLC is the general partner of Alumni Capital LP and in that capacity has voting and dispositive power over the shares owned by Alumni Capital LP.  Alumni Capital GP LLC does not itself own any securities of the issuer. Alumni Capital GP, LLC is thus the beneficial owner of 1,587,925 ADSs.  Such ADSs represent beneficial ownership of 3.96% of the shares outstanding, based on 38,527,956 ADSs issued and outstanding as of August 9, 2024 plus 1,587,925 ADSs issuable upon exercise of the Warrant.

(2)	Based on 38,527,956 ADSs issued and outstanding as of August 9, 2024 plus 1,587,925 ADSs issuable upon exercise of the Warrant.

Item 5.	Ownership of Five Percent of Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2024

ALUMNI CAPITAL LP

	By:	/s/ Ashkan Mapar
	Name:	Ashkan Mapar
	Title:	Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP

ALUMNI CAPITAL GP LLC

	By:	/s/ Ashkan Mapar
	Name:	Ashkan Mapar
	Title:	Manager

/s/ Ashkan Mapar
Ashkan Mapar

Exhibit Index

A.	Agreement of Joint Filing

Exhibit A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1 of the Securities Exchange Act, of 1934 the Amendment No. 1 to Schedule 13G, dated on or about August 9, 2024, containing the information required by Schedule 13G, for the American Depository Shares of Kazia Therapeutics Limited held by Alumni Capital LP, a Delaware limited partnership, and with respect to Alumni Capital GP LLC, the manager of Alumni Capital, and Ashkan Mapar, the manager of Alumni Capital GP LLC, such other holdings as may be reported therein.

Dated: August 12, 2024

ALUMNI CAPITAL LP

By:	/s/ Ashkan Mapar
Name:	Ashkan Mapar
Title:	Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP

ALUMNI CAPITAL GP LLC

By:	/s/ Ashkan Mapar
Name:	Ashkan Mapar
Title:	Manager

/s/ Ashkan Mapar
Ashkan Mapar